Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Six Months Ended
June 30, 2005
Earnings from Continuing Operations	$1,715
Add (deduct):
Taxes on earnings from continuing operations	609
Capitalized interest cost, net of amortization	(5)
Minority interest	4

Earnings from Continuing Operations as adjusted	$2,323

Fixed Charges:
Interest on long-term and short-term debt	117
Capitalized interest cost	12
Rental expense representative of an interest factor	31

Total Fixed Charges	160

Total adjusted earnings from continuing operations available for payment of fixed charges	$2,483

Ratio of earnings to fixed charges	15.5

NOTE:  For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.